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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

COST PLUS, INC.
(Name of Subject Company (Issuer))

BLUE CORAL ACQUISITION CORP.
(Offeror)
A Wholly Owned Subsidiary of
 BED BATH & BEYOND INC.
(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

221485105
(CUSIP Number of Class of Securities)

Allan N. Rauch
Vice President—Legal and General Counsel
Bed Bath & Beyond Inc.
650 Liberty Avenue
Union, New Jersey 07083
Tel: (908) 688-0888
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:
Peter Samuels, Esq.
Proskauer Rose LLP
Eleven Times Square
New York, New York 10036
(212) 969-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$583,836,616.00	$66,907.68

*
Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 22,515,752 shares of common stock, par value $0.01 per share, at $22.00 per share. The transaction value also includes the aggregate offer price for 3,946,486 shares issuable pursuant to outstanding options with an exercise price less than $22.00 per share and the aggregate offer price for 75,790 shares issuable pursuant to outstanding deferred stock units. The share numbers have been provided to the Offerors by the Issuer and are as of May 23, 2012.

**
Calculated in accordance with Exchange Act Rule 0-11, as amended, and Fee Rate Advisory #3 for fiscal year 2012, issued September 29, 2011, by multiplying the transaction value by 0.0001146.
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

           Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

           Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

           If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

           This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the tender offer by Blue Coral Acquisition Corp., a California corporation ("Purchaser") and a direct wholly owned subsidiary of Bed Bath & Beyond Inc., a New York corporation ("Parent"), for all of the outstanding common stock, par value $0.01 per share ("Shares"), of Cost Plus, Inc., a California corporation ("Cost Plus"), at a price of $22.00 per Share net to the seller in cash without interest and less any required withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase dated May 25, 2012 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related letter of transmittal (the "Letter of Transmittal"), a copy of which is attached hereto Exhibit (a)(1)(B), which, together with any amendments or supplements, collectively constitute the "Offer."

           All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1.    Summary Term Sheet.

Regulation M-A Item 1001

        The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.

Item 2.    Subject Company Information.

Regulation M-A Item 1002

        (a)    Name and Address.    The name, address, and telephone number of the subject company's principal executive offices are as follows:

Cost Plus, Inc.
200 4th Street
Oakland, California 94607
(510) 893-7300

        (b)    Securities.    This Schedule TO relates to the Offer by Purchaser to purchase all issued and outstanding Shares. As of May 23, 2012, based on information provided to Purchaser by Cost Plus, there were 22,515,752 Shares outstanding and 3,946,486, shares issuable pursuant to outstanding options with an exercise price less than $22.00 per share and 75,790 shares issuable pursuant to outstanding deferred stock units. The information set forth on the cover page and in the INTRODUCTION of the Offer to Purchase is incorporated herein by reference.

        (c)    Trading Market and Price.    The information set forth under the caption THE TENDER OFFER—Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

Regulation M-A Item 1003

        (a)-(c)    Name and Address; Business and Background of Entities; and Business and Background of Natural Persons.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

        SUMMARY TERM SHEET

        THE TENDER OFFER—Section 8 ("Certain Information Concerning Parent and Purchaser") and Schedule I attached thereto.

Item 4.    Terms of the Transaction.

Regulation M-A Item 1004

        (a)    Material Terms.    The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

        (a)    Transactions.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

        SUMMARY TERM SHEET

        THE TENDER OFFER—Section 10 ("Background of the Offer; Past Contacts or Negotiations with Cost Plus")

        THE TENDER OFFER—Section 11 ("The Merger Agreement; Other Agreements")

        (b)    Significant Corporate Events.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

        SUMMARY TERM SHEET

        THE TENDER OFFER—Section 10 ("Background of the Offer; Past Contacts or Negotiations with Cost Plus")

        THE TENDER OFFER—Section 11 ("The Merger Agreement; Other Agreements")

        THE TENDER OFFER—Section 12 ("Purpose of the Offer; Plans for Cost Plus")

Item 6.    Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

        (a)    Purposes.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

        SUMMARY TERM SHEET

        THE TENDER OFFER—Section 12 ("Purpose of the Offer; Plans for Cost Plus")

        (c) (1)-(7)    Plans.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

        SUMMARY TERM SHEET

        THE TENDER OFFER—Section 9 ("Source and Amount of Funds")

        THE TENDER OFFER—Section 10 ("Background of the Offer; Past Contacts or Negotiations with Cost Plus")

        THE TENDER OFFER—Section 11 ("The Merger Agreement; Other Agreements")

        THE TENDER OFFER—Section 12 ("Purpose of the Offer; Plans for Cost Plus")

        THE TENDER OFFER—Section 13 ("Certain Effects of the Offer")

        THE TENDER OFFER—Section 14 ("Dividends and Distributions")

Item 7.    Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007

        (a)    Source of Funds.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

        SUMMARY TERM SHEET

        THE TENDER OFFER—Section 9 ("Source and Amount of Funds")

        THE TENDER OFFER—Section 10 ("Background of the Offer; Past Contacts or Negotiations with Cost Plus")

        THE TENDER OFFER—Section 11 ("The Merger Agreement; Other Agreements")

        (b)    Conditions.    Not applicable.

        (d)    Borrowed Funds.    Not applicable.

        The Merger Agreement is incorporated herein by reference to Exhibit 2.1 filed with the Form 8-K, on May 10, 2012, by Cost Plus.

Item 8.    Interest in Securities of the Subject Company.

Regulation M-A Item 1008

        (a)    Securities Ownership.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

        THE TENDER OFFER—Section 8 ("Certain Information Concerning Parent and Purchaser") and Schedule I attached thereto.

        THE TENDER OFFER—Section 11 ("The Merger Agreement; Other Agreements")

        THE TENDER OFFER—Section 12 ("Purpose of the Offer; Plans for Cost Plus")

        (b)    Securities Transactions.    None.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

        (a)    Solicitations or Recommendations.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

        SUMMARY TERM SHEET

        THE TENDER OFFER—Section 3 ("Procedures for Accepting the Offer and Tendering Shares")

        THE TENDER OFFER—Section 10 ("Background of the Offer; Past Contacts or Negotiations with Cost Plus")

        THE TENDER OFFER—Section 17 ("Fees and Expenses")

Item 10.    Financial Statements.

Regulation M-A Item 1010

        (a)    Financial Information.    Not Applicable.

        (b)    Pro Forma Information.    Not Applicable.

Item 11.    Additional Information.

Regulation M-A Item 1011

        (a)    Agreements, Regulatory Requirements and Legal Proceedings.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

        SUMMARY TERM SHEET

        THE TENDER OFFER—Section 10 ("Background of the Offer; Past Contacts or Negotiations with Cost Plus")

        THE TENDER OFFER—Section 11 ("The Merger Agreement; Other Agreements")

        THE TENDER OFFER—Section 12 ("Purpose of the Offer; Plans for Cost Plus")

        THE TENDER OFFER—Section 13 ("Certain Effects of the Offer")

        THE TENDER OFFER—Section 16 ("Certain Legal Matters; Regulatory Approvals")

        (b)    Other Material Information.    The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.    Exhibits.

Regulation M-A Item 1016

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated May 25, 2012.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)(A)	Press Release dated May 9, 2012 (incorporated by reference to Exhibit 99.4 to the Form 8-K filed by Parent with the Securities and Exchange Commission on May 9, 2012).
(a)(5)(B)	Summary Advertisement as published in the New York Times on May 25, 2012.
(a)(5)(C)	Letter to employees dated May 9, 2012 (incorporated by reference to Exhibit 99.5 to the Form 8-K filed by Parent with the Securities and Exchange Commission on May 9, 2012).
(a)(5)(D)	Q&A Script dated May 9, 2012 (incorporated by reference to Exhibit 99.6 to the Form 8-K filed by Parent with the Securities and Exchange Commission on May 9, 2012).
(b)	None.
(d)(1)
Agreement and Plan of Merger, dated as of May 8, 2012, by and among Cost Plus, Purchaser and Parent (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Cost Plus with the Securities and Exchange Commission on May 10, 2012).
(d)(2)	Confidentiality Agreement, dated as of March 19, 2012 and as amended May 8, 2012, between Parent and Cost Plus.
(d)(3)
Support and Tender Agreement, dated as of May 8, 2012, by and among Parent, Purchaser and Stephens Investment Holdings LLC (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Parent with the Securities and Exchange Commission on May 9, 2012).
(d)(4)
Support and Tender Agreement, dated as of May 8, 2012, by and among Parent, Purchaser and Red Mountain Capital Partners II, L.P. (incorporated by reference to Exhibit 99.2 to the Form 8-K filed by Parent with the Securities and Exchange Commission on May 9, 2012).
(d)(5)
Support and Tender Agreement, dated as of May 8, 2012, by and among Parent, Purchaser and Red Mountain Capital Partners III, L.P. (incorporated by reference to Exhibit 99.3 to the Form 8-K filed by Parent with the Securities and Exchange Commission on May 9, 2012).
(d)(6)
Waiver and Acknowledgement, dated as of May 8, 2012, by and among Cost Plus, Parent and Barry J. Feld (incorporated by reference to Exhibit 5 to the Statement on Schedule 13D filed by Parent and Purchaser with the Securities and Exchange Commission on May 18, 2012).
(d)(7)
Waiver and Acknowledgement, dated as of May 8, 2012, by and among Cost Plus, Parent and Jane L. Baughman (incorporated by reference to Exhibit 6 to the Statement on Schedule 13D filed by Parent and Purchaser with the Securities and Exchange Commission on May 18, 2012).

Exhibit No.	Description
(d)(8)	Waiver and Acknowledgement, dated as of May 8, 2012, by and among Cost Plus, Parent and Jeffrey A. Turner (incorporated by reference to Exhibit 7 to the Statement on Schedule 13D filed by Parent and Purchaser with the Securities and Exchange Commission on May 18, 2012).
(d)(9)
Letter Agreement, dated as of May 18, 2012, by and among Cost Plus and Parent (incorporated by reference to Exhibit 8 to the Statement on Schedule 13D filed by Parent and Purchaser with the Securities and Exchange Commission on May 18, 2012).
(g)	None.

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

 SIGNATURES

        After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 25, 2012

Blue Coral Acquisition Corp.
By:	/s/ ALLAN N. RAUCH
Name: Title:	Allan N. Rauch Secretary
Bed Bath & Beyond Inc.
By:	/s/ EUGENE A. CASTAGNA
Name: Title:	Eugene A. Castagna Chief Financial Officer

 EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated May 25, 2012.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)(A)	Press Release dated May 9, 2012 (incorporated by reference to Exhibit 99.4 to the Form 8-K filed by Parent with the Securities and Exchange Commission on May 9, 2012).
(a)(5)(B)	Summary Advertisement as published in the New York Times on May 25, 2012.
(a)(5)(C)	Letter to employees dated May 9, 2012 (incorporated by reference to Exhibit 99.5 to the Form 8-K filed by Parent with the Securities and Exchange Commission on May 9, 2012).
(a)(5)(D)	Q&A Script dated May 9, 2012 (incorporated by reference to Exhibit 99.6 to the Form 8-K filed by Parent with the Securities and Exchange Commission on May 9, 2012).
(b)	None.
(d)(1)
Agreement and Plan of Merger, dated as of May 8, 2012, by and among Cost Plus, Purchaser and Parent (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Cost Plus with the Securities and Exchange Commission on May 10, 2012).
(d)(2)	Confidentiality Agreement, dated as of March 19, 2012 and as amended May 8, 2012, between Parent and Cost Plus.
(d)(3)
Support and Tender Agreement, dated as of May 8, 2012, by and among Parent, Purchaser and Stephens Investment Holdings LLC (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Parent with the Securities and Exchange Commission on May 9, 2012).
(d)(4)
Support and Tender Agreement, dated as of May 8, 2012, by and among Parent, Purchaser and Red Mountain Capital Partners II, L.P. (incorporated by reference to Exhibit 99.2 to the Form 8-K filed by Parent with the Securities and Exchange Commission on May 9, 2012).
(d)(5)
Support and Tender Agreement, dated as of May 8, 2012, by and among Parent, Purchaser and Red Mountain Capital Partners III, L.P. (incorporated by reference to Exhibit 99.3 to the Form 8-K filed by Parent with the Securities and Exchange Commission on May 9, 2012).
(d)(6)
Waiver and Acknowledgement, dated as of May 8, 2012, by and among Cost Plus, Parent and Barry J. Feld (incorporated by reference to Exhibit 5 to the Statement on Schedule 13D filed by Parent and Purchaser with the Securities and Exchange Commission on May 18, 2012).
(d)(7)
Waiver and Acknowledgement, dated as of May 8, 2012, by and among Cost Plus, Parent and Jane L. Baughman (incorporated by reference to Exhibit 6 to the Statement on Schedule 13D filed by Parent and Purchaser with the Securities and Exchange Commission on May 18, 2012).

Exhibit No.	Description
(d)(8)	Waiver and Acknowledgement, dated as of May 8, 2012, by and among Cost Plus, Parent and Jeffrey A. Turner (incorporated by reference to Exhibit 7 to the Statement on Schedule 13D filed by Parent and Purchaser with the Securities and Exchange Commission on May 18, 2012).
(d)(9)
Letter Agreement, dated as of May 18, 2012, by and among Cost Plus and Parent (incorporated by reference to Exhibit 8 to the Statement on Schedule 13D filed by Parent and Purchaser with the Securities and Exchange Commission on May 18, 2012).
(g)	None.

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  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURES
EXHIBIT INDEX